Exhibit 10.5


                       CONSULTING AGREEMENT
                             BETWEEN
                ELECTROMAGNETIC SCIENCES, INC. AND
                         JOHN E. PIPPIN



     Electromagnetic Sciences, Inc. ("ELMG") will utilize John E. Pippin ("Consultant") as a business consultant during the period beginning January 1, 1995, and continuing through December 31, 1997. Consultant's consulting services, which shall utilize Consultant's unique expertise and experience in the Company's business activities, and shall generally relate to its strategic planning, proposed acquisitions, restructuring and integration of acquired businesses, and management organization and personnel, will be provided to the Company's Chief Executive Officer.

     Compensation will be $5,000 per month, plus $1,000 per day for any days of services in excess of one day per week as requested by the Chief Executive Officer or Board of Directors. On the last business day of the first and second months of each calendar quarter, ELMG shall make payments to Consultant of $5,000, plus $1,000 per day for any days of services in excess of four in each such month. On the last business day of the third month of each calendar quarter, ELMG shall make a payment to Consultant of $5,000 plus $1,000 per day for any days of services in excess of five during such month. If during any month Consultant fails to provide the specified minimum number of days of services for any reason other than illness or incapacity as specified below, Consultant agrees to provide during subsequent months of the term of this Agreement an equal number of excess days of services for which he would not receive the additional per-diem compensation. All payments to Consultant shall be subject to his submission of documentation reasonably requested by ELMG and satisfactorily reflecting the performance of requested services.

     All authorized expenses incurred by Consultant associated with business travel or other bona fide business purposes will be reimbursed by ELMG, and ELMG will provide Consultant with office space and secretarial services comparable to those provided to Consultant as an executive employee during the fourth quarter of 1994.

     If during the term of this Agreement Consultant shall die, or shall become unable to provide requested services due to mental or physical illness or incapacity (as determined by a

licensed physician selected by Consultant and reasonably satisfactory to ELMG), ELMG shall continue to pay to Consultant or his guardian or estate, as the case may be, fees at the rate of $5,000 per month, as if Consultant was continuing to provide the minimum services hereunder.

     As an independent contractor, Consultant will not be eligible for the benefit programs afforded to regular ELMG employees, except that Consultant: (i) will participate in the group life and health insurance plans (including the executive supplementary health insurance plan) as in effect from time to time for ELMG executive officers, (ii) will be provided an automobile of the nature and on terms in effect for Consultant as an executive employee during 1994, and (iii) will be provided tax planning and return services of the nature provided to Consultant as an executive employee during 1994.

     This Agreement may not be terminated by ELMG other than for good cause. For these purposes, "good cause" means any act of dishonesty or material breach of duty by Consultant against the best interests of ELMG.

     As a consultant, Consultant will execute and deliver the standard form of ELMG Consultant's Non-Disclosure Agreement, which provides for the protection of proprietary and/or competition-sensitive confidential information to which Consultant has access in the course of providing services to ELMG.

     All intellectual property rights, including trade secrets, copyrights and patentable inventions, that relate to the business of ELMG (including its research and experimental activities), or to products or services provided to its customers, and that Consultant develops or conceives at any time in connection with his services as a consultant, whether during or outside normal working hours, in or away from ELMG facilities, and whether or not requested by ELMG, or are otherwise developed or conceived with the use of ELMG's material, facilities or employee time, shall be considered work made by Consultant for hire and shall be the exclusive property of ELMG. If for any reason ownership of all right, title and interest in and to any such intellectual property rights does not otherwise automatically vest exclusively in ELMG, Consultant agrees to assign, and upon creation thereof automatically assigns, without further consideration, the ownership thereof to ELMG, its successors and assigns, free of any shop right, moral right or other residual interest of Consultant. All expenses of copyrighting, patenting or otherwise perfecting or protecting such intellectual property rights shall be borne by ELMG.
     Except with the prior written consent of ELMG, or acting at the request and on behalf of ELMG, Consultant will not, during the term of this Agreement, provide services as an employee, consultant or other independent contractor to any company or person reasonably determined by ELMG to be a competitor or potential competitor.

     IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first set forth above.

                              ELECTROMAGNETIC SCIENCES, INC.



                              BY:

                              Thomas E. Sharon
                              President and Chief Executive
                              Officer

ACCEPTED:


John E. Pippin

December       , 1994